File No. 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications & Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

Date	30 January 2002
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, VP Communications & Investor Relations
No of pages (inclusive)	22

SUPPL


SCA


02002802

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release,"SCA Year-end Report 2001", which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Peter Nyquist /Margareta Hed

Encl.

INFORMATION

File No 82-763



SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Box 7827, SE-103 97 STOCKHOLM
Tel +46 8 788 51 00. Fax +46 8 678 81 30
www.sca.com

Year-end report

1 January – 31 December 2001

	01:4	01:3	0112	0012[2]
Earnings per share, SEK[1]	**6.26**	6.07	24.05	21.09
Cash flow from current operations per share, SEK[1]	**15:22**	12.47	48.38	28.49
Net sales, SEK M	**21,509**	20,793	82,380	67,157
Earnings after financial items, SEK M	**2,112**	1,998	8,090	7,296
Net earnings after tax, SEK M	**1,452**	1,405	5,587	4,917
Dividend per share, SEK			8:75[3]	7.75

[1] *Adjusted historically to reflect new issue of 1.8 million shares in 2001 for stock option program (see page 9).*
[2] *Excluding non-recurring items.*
[3] *Board proposal.*

Dividend

- Board proposes dividend of SEK 8:75 per share. Accordingly, average dividend growth during the most recent five-year period is retained at a level of 12% annually.

2001 compared with 2000

- Earnings per share improved by 14% to SEK 24.05.
- Higher operating profit in all business areas: Hygiene Products 54%, Packaging 10% and Forest Products 9%.
- Cash flow from current operations per share rose 70%

Fourth quarter 2001 compared with third quarter

- Earnings per share improved by 3% to SEK 6.26.
- Operating margin for Consumer Products increased for second consecutive quarter, amounting to 13%.
- Cash flow from current operations per share rose 22%.

NET SALES AND EARNINGS

Earnings per share increased 14% and amounted to SEK 24.05 (21.09), corresponding to net earnings after tax of SEK 5,587 M (4,917), excluding non-recurring items in the preceding year (SEK 2,031 M, see page 7). Acquired operations improved earnings per share by about SEK 1, of which the North American acquisitions (GP Tissue and Tuscarora) accounted for about SEK 0.90.

Consolidated net sales amounted to SEK 82,380 M (67,157), an increase of 23% compared with the year-earlier period. Of this increase, 13 percentage points are attributable to company acquisitions, while higher sales prices and a changed product mix accounted for 1 percentage point. Currency movements increased consolidated net sales by 9%.

Group operating profit amounted to SEK 9,492 M (8,503), an increase of 12% excluding non-recurring items in the preceding year. However, core operations rose 21%, since the Group's share in earnings of Modo Paper, SEK 644 M, is included in the operating profit for 2000. All business areas reported higher operating profit. The operating profit for Hygiene Products amounted to SEK 4,473 M (2,909), an increase of 54%. Packaging reported operating profit of SEK 3,286 M (2,977), an increase of 10%, and operating profit in Forest Products amounted to SEK 2,976 M (2,720), up 9%.

Financial items amounted to an expense of SEK 1,402 M (expense: 1,207). The increase was attributable to an average higher net debt and currency effects. Lower interest rates affected earnings positively.

Group earnings after financial items amounted to SEK 8,090 M (7,296), an improvement of 11%, excluding non-recurring items in the preceding year. Four percentage points of the increase are due to currency effects which affected Forest Products and Packaging positively.

Operating margin after goodwill amortization excluding non-recurring items in the preceding year amounts to 11.5% (12.7). Eliminating the effect of the share in earnings in Modo Paper, the year-on-year margin for core operations is unchanged (11.5%). Net margin amounted to 6.8% (7.3). If the analysis of the net margin is made with the 2000 pro forma figures without Modo Paper, the comparison is 6.8% (6.6).

Return on shareholders' equity was 13% (14) and return on capital employed was 14% (15) (non-recurring items were excluded in the preceding year).

Comparison with the third quarter of 2001

Consolidated earnings per share increased 3% compared with the preceding quarter and amounted to SEK 6.26 (6.07). Operating margin rose in Hygiene Products while the consolidated operating margin remained unchanged.

Hygiene Products reported somewhat improved operating profit compared with the preceding quarter due to an improvement for Consumer Products, particularly in the consumer tissue and baby diaper segments. Packaging reported a decline in operating profit in the fourth quarter of 3% as a result of changes in the product mix and increased curtailments. Operating profit in Forest Products increased 9%, due primarily to better production yield in the pulp operations and improved results in the forestry operations.

EARNINGS ANALYSIS, excluding non-recurring items

SEK M	01:4	01:3	01:2	01:1	0112	0012
Hygiene Products	1,240	1,200	1,175	858	4,473	2,909
Packaging	777	800	851	858	3,286	2,977
Forest Products	776	710	730	760	2,976	2,720
Share of earnings in Modo Paper						644
Other	-60	-62	-53	-58	-233	-18
Operating profit, before goodwill amortization	**2,733**	**2,648**	**2,703**	**2,418**	**10,502**	**9,232**
Goodwill amortization	-281	-258	-266	-205	-1,010	-729
Operating profit	**2,452**	**2,390**	**2,437**	**2,213**	**9,492**	**8,503**
Financial items	-340	-392	-420	-250	-1,402	-1,207
Earnings after financial items	**2,112**	**1,998**	**2,017**	**1,963**	**8,090**	**7,296**
Tax	-650	-578	-591	-625	-2,444	-2,333
Minority interest	-10	-15	-19	-15	-59	-46
Net earnings after tax	**1,452**	**1,405**	**1,407**	**1,323**	**5,587**	**4,917**
Earnings per share, SEK	6.26	6.07	6.04	5.68	24.05	21.09

CASH FLOW

Cash flow from current operations, defined as cash flow before strategic investments and dividends, amounted to SEK 11,249 M (6,652), or SEK 48.38 (28.49) per share, up 70%.

The operating cash surplus rose 24% to SEK 15,410 M (12,383), corresponding to 19% (18) of net sales. During the period, net capital expenditures amounted to SEK 3,479 M (2,245). The change in working capital amounted to SEK 2,467 M (outflow: 1,109) The improvement is attributable to Hygiene Products as well as Packaging. Working capital in the acquired North American operations was reduced to a substantially lower level than the one prevailing at the time of the acquisitions. In addition, a positive effect arose through improved payment terms for certain raw materials. Operating cash flow amounted to SEK 14,206 M (9,005) and free cash flow to SEK 12,021 M (7,614).

Company acquisitions during the period amounted to SEK 13,286 M (2,349) and related mostly to the acquisitions in North America. Strategic capital expenditures in plant and machinery totaled SEK 1,469 M (1,121).

Comparison with the third quarter of 2001

The operating cash surplus amounted to SEK 4,070 M (3,909). Current capital expenditures amounted to SEK 1,130 M (902) and working capital decreased by SEK 1,772 M (689). Operating cash flow amounted to SEK 4,548 M (3,691) and cash flow from current operations to SEK 3,534 M (2,891). Company acquisitions amounted to SEK 1,585 M (110) and included acquisitions in North America (RPA, Insulated Shipping Containers, Encore Paper Company and Marko Foam Products), in France (Anjou Emballages and Cartonnages Industriels Méhunois) and in Finland (Pakkausjaloste). Strategic capital expenditures in plant and machinery totaled SEK 658 M (257).

CASH FLOW ANALYSIS

SEK M	01:4	01:3	01:2	01:1	0112	0012
Net sales	21,509	20,793	21,556	18,522	82,380	67,157
Operating cash surplus	4,070	3,909	3,995	3,436	15,410	12,383
% of net sales	*19*	*19*	*19*	*19*	*19*	*18*
Current capital expenditures, net	-1,130	-902	-949	-498	-3,479	-2,245
% of net sales	*5*	*4*	*4*	*3*	*4*	*3*
Change in working capital	1,772	689	775	-769	2,467	-1,109
Other operating cash flow changes	-164	-5	51	-74	-192	-24
Operating cash flow	**4,548**	3,691	3,872	2,095	**14,206**	9,005
Tax payment etc[1]	-1,042	-554	-317	-272	-2,185	-1,391
Free cash flow	**3,506**	3,137	3,555	1,823	**12,021**	7,614
Per share, SEK[2]	*15.11*	*13.52*	*15.26*	*7.81*	*51.70*	*32.61*
Interest payment after taxes	28	-246	-166	-388	-772	-962
Cash flow from current operations	**3,534**	2,891	3,389	1,435	**11,249**	6,652
Per share, SEK[2]	*15.22*	*12.47*	*14.54*	*6.15*	*48.38*	*28.49*
Strategic investments and divestments	-2,524	-547	-1,017	-11,415	-15,503	3,957
Cash flow before dividend	**1,010**	2,344	2,372	-9,980	**-4,254**	10,609

[1] *Tax attributable to operating profit.*
[2] *Adjusted historically to reflect new issue of 1.8 million shares in 2001 for stock option program.*

FINANCING

Net debt amounted to SEK 23,861 M, which was SEK 7,981 M higher than at the beginning of the year. The change was mainly attributable to the North American acquisitions and other strategic investments, which created an outflow totaling SEK 15,503 M, a dividend to the shareholders of SEK 1,806 M and currency effects of SEK 3,059 M. This was offset by cash flow from current operations of SEK 11,249 M and the effect of the asset securitization of accounts receivables carried out earlier in the year, SEK 1,138 M.

The debt/equity ratio amounted to 0.51 (0.39). The interest coverage multiple was 6.8 (7.0), excluding non-recurring items in the preceding year.

HYGIENE PRODUCTS BUSINESS AREA

SEK M	01:4	01:3	01:2	01:1	0112	0012
Net sales	10,668	10,580	10,963	8,586	40,797	31,040
Operating surplus	1,863	1,759	1,740	1,270	6,632	4,451
Operating profit	1,240	1,200	1,175	858	4,473	2,909
Operating surplus margin, %	17	17	16	15	16	14
Operating margin, %	12	11	11	10	11	9
Volume growth, %						
Consumer Products	0.4[1]	-0.3[1]	1.7[1]	-0.5[1]	1.5[2]	11.1[2]
AFH and Incontinence products	0.5[1]	-7.6[1]	46.4[1]	-0.6[1]	45.3[2]	6.9[2]

[1] *Compared with the immediately preceding quarter.*
[2] *Compared with corresponding period previous year.*

See also additional information on pages 17-19.

Net sales amounted to SEK 40,797 M (31,040), an increase of 31% compared with the year-earlier period. Acquired tissue operations in North America accounted for nearly half of the increase. Higher sales prices and a better product mix increased sales by 3%, while organic growth contributed 2%. Currency movements increased net sales by 11%.

Operating profit improved 54% to SEK 4,473 M (2,909). The improvement is attributable to prices and product mix improvements, volume growth and acquisitions. Currency effects affected operating profit negatively by 2%. The adverse effect caused by the increasingly stronger US dollar that affected raw material prices exceeded, therefore, the effect of the weakening of the Swedish krona. Investments in marketing and advertising increased 15%. All product segments improved operating profit.

Compared with the third quarter, the business area's operating profit increased to SEK 1,240 M (1,200) in the fourth quarter. The increase was attributable to lower raw materials costs and a better product mix, while costs for marketing and advertising programs increased. The tissue operations in North America recovered somewhat. Raw material costs for fluff products remained largely unchanged, compared with the third quarter, while consumer tissue products benefited from lower pulp prices.

Consumer Products

Operating profit for Consumer Products rose 63% to SEK 2,269 M (1,394). The improvement was attributable primarily to the full effect of the successive price increases for consumer tissue in the preceding year, a better product mix and lower raw material costs. However, the effect of the lower raw material prices was limited by the dollar trend. Baby diapers and feminine hygiene products posted increased volumes and improved profitability. Operating profit for baby diapers more than doubled.

Compared with the third quarter, operating profit rose 14% to SEK 699 M (611), mainly as a result of better profit for consumer tissue and baby diapers. The operating margin improved 2 percentage points and amounted to 13% (11).

AFH and Incontinence products

Operating profit attributable to AFH and Incontinence products was 45% higher, compared with the preceding year, and amounted to SEK 2,204 M (1,515). Apart from the North American acquisitions, the improvement in profit was attributable to higher average prices and lower costs of raw materials, within both product areas. The incontinence segment also contributed with a strong volume trend concurrent with increased investments in advertising and marketing.

In comparison with the third quarter, operating profit in the fourth quarter decreased by 8% and amounted to SEK 541 M (589). The decline in operating profit was attributable to a somewhat lower result in the AFH segment in Europe and large product launches in the incontinence product area, which continued to show a strong volume growth. A certain recovery was noted in the AFH segment in North America.

PACKAGING BUSINESS AREA

SEK M	01:4	01:3	01:2	01:1	0112	0012
Net sales	7,400	7,284	7,659	6,887	29,230	24,636
Operating surplus	1,177	1,199	1,258	1,212	4,846	4,248

Operating profit	777	800	851	858	3,286	2,977
Operating surplus margin, %[1]	16	16	16	18	17	17
Operating margin, %[1]	11	11	11	13	11	12
Production						
Liner products, kton	567	591	599	648	2,405	2,505
Deliveries						
Liner products, kton	571	579	615	645	2,410	2,472
Corrugated board, Mm²	956[2]	953[2]	997[2]	1,017	3,923[2]	3,782

[1] *Adjusted for external linerboard trading, the margin rises by about 2%.*
[2] *Volumes do not include the North American acquisitions.*

Net sales for the period amounted to SEK 29,230 M (24,636), an increase of 19%. The increase was mainly attributable to acquired companies, 15 percentage points, while price, mix and volume effects reduced net sales by 4%. Currency movements increased sales by 8%.

Operating profit amounted to SEK 3,286 M (2,977), an improvement of 10%. Operating profit was affected favorably by lower raw materials costs and company acquisitions, while higher energy costs and somewhat lower volumes limited the improvement in operating profit. Currency movements increased operating profit by 7%.

Operating profit in the fourth quarter was somewhat lower than in the third quarter as a result of product mix changes and increased curtailments.

Corrugated board packaging

The market for corrugated board packaging has not grown compared with the preceding year, which is due to the sharp decline in the electronics, telecom and automotive industries throughout Europe, particularly in the UK and the Nordic region. The volume trend for SCA's corrugated board operations was somewhat weaker than the market's. Operations in North America was affected adversely by a weakening within the electronics segment, which was partly offset, however, by continued favorable development in the pharmaceuticals segment. Cost-savings and specific efficiency enhancement programs are currently being carried out in the UK, Denmark, Finland, Russia and North America to offset the effects of the weakening economy.

Containerboard

In order to balance demand and inventories, SCA implemented extensive curtailments of kraftliner and testliner during the year.

FOREST PRODUCTS BUSINESS AREA

SEK M	01:4	01:3	01:2	01:1	0112	0012
Net sales	3,621	3,257	3,296	3,382	13,556	12,876
Operating surplus	1,068	1,007	1,003	1,033	4,111	3,758
Operating profit	776	710	730	760	2,976	2,720
Operating surplus margin, %	29	31	30	31	30	29
Operating margin, %	21	22	22	22	22	21
Production						
Publication papers, kton	309	305	318	316	1,248	1,286
Solid wood products, km^3	185	151	161	154	651	654
Deliveries						
Publication papers, kton	318	307	298	297	1,220	1,293
Solid wood products, km^3	160	152	173	171	656	647

See also additional information on pages 17-19.

Net sales for the Forest Products business area increased 5% and amounted to SEK 13,556 M (12,876). The increase is attributable to currency movements which increased net sales with 4% as well as higher prices. Net sales in the fourth quarter were affected by increased timber exchanges amounting to about SEK 250 M.

Operating profit amounted to SEK 2,976 M (2,720), an increase of 9%. Operating profit improved for the publication paper operations, mainly due to price increases and currency movements, while lower operating profit was posted for pulp. Operating profit for the business area rose 11% as a result of currency movements.

Compared with the third quarter of 2001, operating profit in the fourth quarter rose 9%, due mainly to higher volumes and currency movements.

Publication papers

Operating profit from publication paper operations amounted to SEK 1,818 M (1,348), an increase of 35%. Currency movements and the sales price increases introduced during the first quarter improved operating profit. However, this profit effect was limited by significantly higher costs for chemicals and energy. The market for newsprint and SC paper was in balance with stable prices, while demand for LWC paper weakened. During the period, curtailments occurred, mainly for LWC paper.

The improvement in operating profit in the fourth quarter compared with the third was 3%. The profit improvement in the quarter was mainly due to favorable currency effects.

Pulp, timber and solid wood products

Operating profit amounted to SEK 1,158 M (1,372), down 16% compared with the preceding year. The decline is attributable to the pulp operations, while forestry and solid wood products operations posted an earnings improvement.

Compared with the third quarter of 2001, the operating profit in the fourth quarter increased 23% due to higher operating profit in the forestry operations, higher capacity utilization in the pulp operations and favorable currency effects.

GOODWILL AND OTHER

Consolidated goodwill increased mainly as a result of the acquisitions in North America and amounts to SEK 16,149 M (11,218). Goodwill is amortized over 20 years. Goodwill amortization by business area is presented on pages 12 and 18.

The "Other operations" line in the report (see page 12) relates to Groupwide expenses as well as financing and insurance activities. Operating profit was a loss of SEK 233 M (loss: 18) . The result in the preceding year included a gain of SEK 138 M on a leasing transaction. The remaining cost increase is due to higher insurance expenses and increased overhead costs related to the acquisitions in North America.

Operating profit in the preceding year included non-recurring items amounting to SEK 2,031 M, comprising the net of capital gains on the sale of shares in Modo Paper and allocations to restructuring reserves. There are no non-recurring items reported this year.

During the year SCA increased its equity proportion of Scaninge Timber AB, from 40.6% to 59.4%. The voting rights are unchanged 50%. SCA paid a consideration of SEK 70 M for the increase. The transaction was concluded during December.

PERSONNEL

The number of SCA Group employees at year-end was 40,320 (34,953). The increase was due mainly to North American acquisitions.

DIVIDEND

An increase in dividend of 13% is proposed to SEK 8:75 (7.75) per share, amounting to SEK 2,016 M. Accordingly, the average dividend growth during the most recent five-year period amounts to 12% annually.

MARKET OUTLOOK

Demand for the Group's products in Europe was relatively favorable during 2001 despite the rather distinctive decline in the general economy. Demand is expected to remain favorable in 2002 for the Group's consumer-oriented products. For other products, depending more on the development in the industrial sector, the demand trend is more difficult to predict.

In North America, the general recession during 2001 had a significant impact on demand for the Group's packaging and tissue products. Prices were also under pressure. However, the incontinence area remained largely unaffected. During the autumn the situation stabilized and a certain, although moderate, recovery occurred during the fourth quarter. Any further weakening is not expected. A potential recovery in the US economy during the year should rapidly improve the demand situation for these product areas.

Raw material costs and energy costs are expected to remain stable in early 2002.

OTHER

The SCA Group's year-end report was prepared in accordance with the recommendations of the Swedish Financial Accounting Standards Council. Apart from adapting accounting to the Financial Accounting Standards Council's new recommendation, RR9, regarding income taxes, the Group's accounting principles are unchanged. As a result of the recommendation and its requirements for gross accounting, the Group's provisions for deferred tax increase by SEK 2.0 billion, an increase that is offset by a corresponding write up of forest and land fixed assets. Moreover, in conjunction with preparing the year-end financial statements, in accordance with the recommendation RR5, the corresponding change was also made in 2000. In addition, in accordance with prevailing accounting rules, gross accounting was applied regarding the Group's tax liabilities and pension liabilities.

ANNUAL GENERAL MEEETING

The Annual General Meeting will be held on Thursday 11 April 2002, at 3 p.m. at the Aula Magna, University of Stockholm. Tuesday 16 April is proposed as the record date for entitlement to dividend. Payment through VPC is expected on Friday 19 April. The 2001 Annual Report is expected to be released in mid-March 2002. Interim reports during 2002 will be released on 26 April, 30 July and 30 October.

NOMINATING COMMITTEE

The Nominating Committee, which is assigned the task of proposing a composition of the SCA Board of Directors, includes Bo Rydin, SCA Board Chairman, Curt Källströmer, Handelsbankens Stiftelser, Christer Elmehagen, AMF Pension, Björn Lind, SEB Fonder, and Peter Rudman, Nordea Fonder.

SHARE DISTRIBUTION

01-12-31	Series A	Series B	Total
Registered number of shares	45,787,127	186,414,428	232,201,555
Of which treasury shares	-	(1,800,000)	(1,800,000)
Unconverted debenture loans	-	1,169,908	1,169,908
Outstanding warrants	-	1,741,206	1,741,206
Total after full conversion	**45,787,127**	**189,325,542**	**235,112,669**

During the fourth quarter, 2,047,875 series A shares were converted to series B shares. Consequently, at the end of the quarter, the proportion of series A shares declined from 20.6% to 19.7%. The conversion of shares occurred at the request of the affected shareholders and pursuant to the conversion clause added to the Articles of Association in 1999.

Calculated in accordance with the recommendations of the Swedish Financial Accounting Standards Council, the effects of the outstanding convertible debenture and warrant programs amount to a maximum dilution of 0.7%, which was taken into account when calculating earnings per share for the period.

Stockholm, 30 January 2002
SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)

Sverker Martin-Löf
President and CEO

Copies of the Interim Report are available at SCA U.K. Holdings Limited, SCA Packaging House, 543, New Hythe Lane, Aylesford, Kent ME20 7PE, attention, Tony Staples, telephone 0044 1622 883 025.

STATEMENT OF EARNINGS

	Quarterly			1 Jan –31 Dec	
	01 :4	01 :3	00 :4	2001	2000
	SEK M	SEK M	SEK M	SEK M	SEK M
Net sales	21,509	20,793	18,030	82,380	67,157
Operating expenses	-17,452	-16,888	-14,475	-67,012	-54,714
Non-recurring items					2.031
Operating surplus	**4,057**	3,905	3,555	**15,368**	14,474
Depreciation according to plan, properties and plant	-1,323	-1,260	-1,048	-4,880	-3,923
Depreciation according to plan, goodwill	-281	-258	-196	-1,010	-729
Share in earnings of Modo Paper AB	-	-	-	-	644
Share in earnings of other associated companies	-1	3	23	14	68
Operating profit	**2,452**	2,390	2,334	**9,492**	10,534
Financial items	-340	-392	-286	-1,402	-1,207
Earnings after financial items	**2,112**	1,998	2,048	**8,090**	9,327
Income taxes	-650	-578	-648	-2,444	-2,133
Minority interest	-10	-15	-11	-59	-46
Net earnings after tax	**1,452**	1,405	1,389	**5,587**	7,148
- excl. non-recurring items			1,389		4,917
Earnings per share, SEK[1]					
- before dilution effects	**6.30**	6.10	5.99	**24.18**	30.82
- after dilution effects[2]	**6.26**	6.07	5.96	**24.05**	30.64
Earnings per share, SEK[1], excl. non-recurring items - after dilution effects[2]	**6.26**	6.07	5.96	**24.05**	21.09
Operating margin, excl. non-recurring items	**11%**	11%	13%	**12%**	13%
Return on shareholders' equity, excl. non-recurring items	**13%**	14%	14%	**13%**	14%
Return on capital employed, excl. non-recurring items	**14%**	14%	15%	**14%**	15%

[1] *Adjusted historically in accordance with the Swedish Financial Accounting Standards Council's recommendations. The new issue of 1.8 million shares in 2001 for stock option purposes taken into account. The issue was carried out on 18 May 2001 and the repurchase of these shares was effected on 6 June 2001.*

[2] *Calculation of earnings per share after dilution and excluding non-recurring items.*

Net earnings	5,587.0	4,917.0
Interest on convertible debentures	6.0	7.3
Adjusted net earnings	5,593.0	4,924.3
Average number of shares before dilution	230.4	232.0
Unconverted debenture loans	1.2	1.2
Outstanding warrants	0.9	0.3
Average number of shares after dilution	232.5	233.5

STATEMENT OF EARNINGS

Quarterly 1 Jan –31 Dec

	01 :4	01 :3	00 :4	2001	2000
	EUR M[1]	EUR M[2]	EUR M[1]	EUR M[1]	EUR M[1]
Net sales	2,329	2,270	2,137	8,919	7,960
Operating expenses	-1,890	-1,844	-1,716	-7,255	-6,485
Non-recurring items					241
Operating surplus	**439**	426	421	**1,664**	1,716
Depreciation according to plan, properties and plant	-143	-137	-124	-528	-465
Depreciation according to plan, goodwill	-31	-28	-23	-110	-86
Share in earnings of Modo Paper AB	-	-	-	-	76
Share in earnings of other associated companies	0	0	3	2	8
Operating profit	**265**	261	277	**1,028**	1,249
Financial items	-37	-43	-34	-152	-143
Earnings after financial items	**228**	218	243	**876**	1,106
Income taxes	-70	-63	-77	-265	-253
Minority interest	-1	-2	-1	-6	-6
Net earnings after tax	**157**	153	165	**605**	847
- excl. non-recurring items			165		583

[1] *The average exchange rate of 9.24 (8.44) was applied in translation to EUR.*
[2] *The average exchange rate of 9.16 was applied in translation to EUR.*

Business areas

NET SALES

1 January – 31 December

SEK M	2001	2000
Hygiene Products	**40,797**	31,040
Consumer products	20,954	18,373
AFH and Incontinence products	19,843	12,667
Packaging	**29,230**	24,636
Forest Products	**13,556**	12,876
Publication paper	7,850	7,157
Pulp, timber and solid wood products	5,706	5,719
Other operations	1,822	1,484
Intra-group deliveries	-3,025	-2,879
Total net sales	**82,380**	67,157

OPERATING SURPLUS

1 January – 31 December

SEK M	2001	2000
Hygiene Products	**6,632**	4,451
Consumer products	3,445	2,483
AFH and Incontinence products	3,187	1,968
Packaging	**4,846**	4,248
Forest Products	**4,111**	3,758
Publication paper	2,585	2,062
Pulp, timber and solid wood products	1,526	1,696
Other operations	-221	-14
Non-recurring items	-	2,031
Operating surplus	**15,368**	14,474
Operating surplus, excl. non-recurring items	**15,368**	12,443

OPERATING PROFIT
1 January – 31 December

SEK M	2001	2000
Hygiene Products	**4,473**	2,909
Consumer products	2,269	1,394
AFH and Incontinence products	2,204	1,515
Packaging	**3,286**	2,977
Forest Products	**2,976**	2,720
Publication paper	1,818	1,348
Pulp, timber and solid wood products	1,158	1,372
Share in earnings, Modo Paper	-	644
Other operations	-233	-18
Non-recurring items	-	2,031
Operating profit, before goodwill amortization	**10,502**	11,263
Goodwill amortization[1]	-1,010	-729
Operating profit	**9,492**	10,534
Operating profit, excl. non-recurring items	**9,492**	8,503

[1] Goodwill amortization:	2001	2000
Hygiene Products	**330**	189
Packaging	**342**	223
Common	**338**	317
Group	**1,010**	729

OPERATING SURPLUS MARGIN
1 januari – 31 december

SEK M	2001	2000
Hygiene Products	**16**	14
Consumer products	16	14
AFH and Incontinence products	16	16
Packaging	**17**	17
Forest Products	**30**	29
Publication paper	33	29
Pulp, timber and solid wood products	27	30

OPERATING MARGIN, excluding goodwill amortizations
1 January – 31 December

SEK M	2001	2000
Hygiene Products	**11**	9
Consumer products	11	8
AFH and Incontinence products	11	12
Packaging	**11**	12
Forest Products	**22**	21
Publication paper	23	19
Pulp, timber and solid wood products	20	24

BALANCE SHEET

	2001-12-31		2000-12-31	
	SEK M	EUR M[1]	SEK M	EUR M[1]
Assets				
Goodwill	16,149	1,715	11,218	1,268
Other intangible assets	701	75	1,160	131
Tangible assets	56,980	6,052	45,793	5,177
Shares and participations	2,349	249	1,920	217
Long-term receivables	3,888	413	3,497	395
Other long-term receivables	788	84	871	98
Operating receivables and inventories	23,338	2,479	21,765	2,461
Short-term investments	406	43	502	57
Cash and bank balances	2,189	232	1,440	163
Total assets	**106,788**	11,342	**88,166**	9,967
Equity, provisions and liabilities				
Shareholders' equity[2]	45,983	4,884	39,898	4,511
Minority interests	736	78	612	69
Provisions for pensions	2,598	276	2,624	297
Other provisions	12,272	1,303	10,618	1,200
Interest-bearing debt	27,746	2,947	18,694	2,113
Operating liabilities and other noninterest-bearing debt	17,453	1,854	15,720	1,777
Total equity, provisions and liabilities	**106,788**	11,342	**88,166**	9,967

	2001-12-31	2000-12-31
Debt/equity ratio	**0.51 times**	0.39 times
Equity/assets	44%	46%

[1] *The year-end exchange rate of 9.42 (8.85) was applied in translations to EUR.*

[2] *Additional information, change in shareholders' equity, SEK M.*

	Jan–Dec 2001	Jan–Dec 2000
Shareholders' equity, 1 January	39,898	34,133
Effect of changed accounting principles	-	-559
Convertible debenture loan	-	15
New stock issue	18	-
Repurchasing of own stock	-18	-
Translation differences	2,670	1,173
Exchange-rate differences on hedging instruments	-923	-427
Revaluation reserve	557	-
Dividend	-1,806	-1,585
Net earnings for the period	5,587	7,148
Shareholders' equity, 31 Dec	**45,983**	**39,898**

CASH FLOW ANALYSIS

1 January – 31 December

SEK M	2001	2000
Operating cash surplus	15,410	12,383
Changes in working capital	2,467	-1,109
Current capital expenditures, net	-3,479	-2,245
Other operating cash flow changes	-192	-24
Operating cash flow	**14,206**	9,005
Financial items	-1,402	-1,207
Income taxes paid	-1,722	-993
Other	-167	-153
Cash flow from current operations	**11,249**	6,652
Strategic capital expenditures	-1,469	-1,121
Strategic structural expenditures	-767	-331
Company acquisitions	-13,286	-2,349
Divestments	19	7,758
Cash flow before dividend	**-4,254**	10,609
Conversion of convertible loans	-	15
Dividend	-1,806	-1,585
Cash flow after dividend	**-6,060**	9,039
New stock issue	18	-
Repurchasing of own stock	-18	-
Net cash flow[1]	**-6,060**	9,039
Net debt at beginning of period	**-15,880**	-24,073
Asset securitization	1,138	-
Net cash flow	-6,060	9,039
Currency effects	-3,059	-846
Net debt at end of period	**-23,861**	-15,880
Debt payment capacity	**51%**	49%

[1] **Additional information:**

Net cash flow	**-6,060**	9,039
Change in interest-bearing debt	6,528	-9,306
Change in cash and bank balances	**468**	-267
Cash and bank balances at beginning of period	**1,440**	1,630
Change in cash and bank balances	468	-267
Currency effects on cash and bank balances	281	77
Cash and bank balances at end of period	**2,189**	1,440

Quarterly data

STATEMENT OF EARNINGS
Group

	2001				2000			
SEK M	IV	III	II	I	IV	III	II	I
Net sales	**21,509**	20,793	21,556	18,522	18,030	16,784	16,351	15,992
Operating surplus	**4,057**	3,905	3,947	3,459	3,555	3,116	2,903	2,869
Depreciation according to plan, properties and plant	**-1,323**	-1,260	-1,260	-1,037	-1,048	-949	-952	-974
Depreciation according to plan, goodwill	**-281**	-258	-266	-205	-196	-189	-172	-172
Share in earnings of Modo Paper AB	**-**	-	-	-	-	120	306	218
Share in earnings of other associated companies	**-1**	3	16	-4	23	27	8	10
Operating profit, excl. non-recurring items	**2,452**	2,390	2,437	2,213	2,334	2,125	2,093	1,951
Non-recurring items	**-**	-	-	-	-	2,031	-	-
Operating profit	**2,452**	2,390	2,437	2,213	2,334	4,156	2,093	1,951
Financial items	**-340**	-392	-420	-250	-286	-320	-320	-281
Earnings after financial items	**2,112**	1,998	2,017	1,963	2,048	3,836	1,773	1,670
Earnings after financial items, excl. non-recurring items	**2,112**	1,998	2,017	1,963	2,048	1,805	1,773	1,670
Income taxes	**-650**	-578	-591	-625	-648	-349	-587	-549
Minority interest	**-10**	-15	-19	-15	-11	-7	-16	-12
Net earnings after tax	**1,452**	1,405	1,407	1,323	1,389	3,480	1,170	1,109
- excl. non-recurring items						1,249		
Earnings per share[1], SEK								
- before dilution effects	**6.30**	6.10	6.08	5.70	5.99	15.01	5.04	4.78
- after dilution effects	**6.26**	6.07	6.04	5.68	5.96	14.91	5.01	4.76
excl. non-recurring items						5.36		

[1] Adjusted historically in accordance with the Swedish Financial Accounting Standards Council's recommendations. The new issue of 1.8 million shares in 2001 for stock option purposes taken into account. The issue was carried out on 18 May 2001 and the repurchase of these shares was effected on 6 June 2001

CASH FLOW ANALYSIS
Group

	2001				2000			
SEK M	IV	III	II	I	IV	III	II	I
Operating cash surplus	**4,070**	3,909	3,995	3,436	3,572	3,074	2,900	2.837
Change in working capital	**1,772**	689	775	-769	304	103	-411	-1.105
Current capital expenditures, net	**-1,130**	-902	-949	-498	-818	-481	-544	-402
Other operating cash flow changes	**-164**	-5	51	-74	-29	63	-47	-11
Operating cash flow	**4,548**	3,691	3,872	2,095	3,029	2,759	1,898	1,319
Financial items	**-340**	-392	-420	-250	-286	-320	-320	-281
Income taxes paid	**-929**	-425	-178	-190	-497	-264	-79	-153
Other	**255**	17	115	-220	-87	-39	-22	-5
Cash flow from current operations	**3,534**	2,891	3,389	1,435	2,159	2,136	1,477	880
Strategic capital expenditures	**-658**	-257	-425	-129	-173	-209	-270	-469
Strategic structural expenditures	**-286**	-183	-250	-48	-64	-55	-92	-120
Company acquisitions	**-1,585**	-110	-353	-11,238	-71	-2,140	-62	-76
Divestments	**5**	3	11	-	288	7,438	2	30
Cash flow before dividend	**1,010**	2,344	2,372	-9,980	2,139	7,170	1,055	245
Conversion of convertible loans	**-**	-	-	-	-	15	-	-
Dividend	**-**	-20	-1,786	-	-	-19	-1,566	-
Cash flow after dividend	**1,010**	2,324	586	-9,980	2,139	7,166	-511	245
New stock issue	**-**	-	18	-	-	-	-	-
Repurchasing of own stock	**-**	-	-18	-	-	-	-	-
Net cash flow	**1,010**	2,324	586	-9,980	2,139	7,166	-511	245

Quarterly data Business areas

NET SALES

	2001				2000			
SEK M	IV	III	II	I	IV	III	II	I
Hygiene Products	**10,668**	10,580	10,963	8,586	8,291	7,848	7,499	7,402
Consumer products	5,366	5,341	5,206	5,041	4,828	4,662	4,440	4,443
AFH and Incontinence products	5,302	5,239	5,757	3,545	3,463	3,186	3,059	2,959
Packaging	**7,400**	7,284	7,659	6,887	6,752	6,093	6,015	5,776
Forest Products	**3,621**	3,257	3,296	3,382	3,376	3,228	3,177	3,095
Publication paper	2,125	1,955	1,910	1,860	1,977	1,729	1,767	1,684
Pulp, timber and solid wood products	1,496	1,302	1,386	1,522	1,399	1,499	1,410	1,411
Other operations	538	429	430	425	365	390	347	382
Intra-Group deliveries	-718	-757	-792	-758	-754	-775	-687	-663
Total net sales	**21,509**	20,793	21,556	18,522	18,030	16,784	16,351	15,992

OPERATING SURPLUS

	2001				2000			
SEK M	IV	III	II	I	IV	III	II	I
Hygiene Products	**1,863**	1,759	1,740	1,270	1,283	1,131	1,001	1,036
Consumer products	1,012	915	775	743	731	645	536	571
AFH and Incontinence products	851	844	965	527	552	486	465	465
Packaging	**1,177**	1,199	1,258	1,212	1,197	1,067	982	1,002
Forest Products	**1,068**	1,007	1,003	1,033	997	942	950	869
Publication paper	702	693	624	566	560	480	506	516
Pulp, timber and solid wood products	366	314	379	467	437	462	444	353
Other operations	-51	-60	-54	-56	78	-24	-30	-38
Total operating surplus, excl. non-recurring items	**4,057**	3,905	3,947	3,459	3,555	3,116	2,903	2,869
Non-recurring items	-	-	-	-	-	2,031	-	-
Total operating surplus	**4,057**	3,905	3,947	3,459	3,555	5,147	2,903	2,869

Quarterly data Business Areas

OPERATING PROFIT

SEK M	2001 IV	2001 III	2001 II	2001 I	2000 IV	2000 III	2000 II	2000 I
Hygiene Products	**1,240**	1,200	1,175	858	865	740	631	673
Consumer products	699	611	492	467	455	361	267	311
AFH and Incontinence products	541	589	683	391	410	379	364	362
Packaging	**777**	800	851	858	854	787	671	665
Forest Products	**776**	710	730	760	734	693	686	607
Publication paper	494	480	464	380	375	304	331	338
Pulp, timber and solid wood products	282	230	266	380	359	389	355	269
Share in earnings of Modo Paper AB	-	-	-	-	-	120	306	218
Other operations	-60	-62	-53	-58	77	-26	-29	-40
Operating profit before goodwill amortization	**2,733**	2,648	2,703	2,418	2,530	2,314	2,265	2,123
Goodwill amortization[1]	**-281**	-258	-266	-205	-196	-189	-172	-172
Total operating profit, excl. non-recurring items	**2,452**	2,390	2,437	2,213	2,334	2,125	2,093	1,951
Non-recurring items	-	-	-	-	-	2,031	-	-
Total operating profit, incl. non-recurring items	**2,452**	2,390	2,437	2,213	2,334	4,156	2,093	1,951

[1] **Goodwill amortization:**

	2001 IV	2001 III	2001 II	2001 I	2000 IV	2000 III	2000 II	2000 I
Hygiene Products	**104**	84	87	55	51	48	43	46
Packaging	94	87	94	67	63	62	51	47
Common	83	87	85	83	82	79	78	79
Group	281	258	266	205	196	189	172	172

OPERATING SURPLUS MARGINS

	2001				2000			
Percent	**IV**	III	II	I	IV	III	II	I
Hygiene Products	**17**	17	16	15	15	14	13	14
Consumer products	19	17	15	15	15	14	12	13
AFH and Incontinence products	16	16	17	15	16	15	15	16
Packaging	**16**	16	16	18	18	18	16	17
Forest Products	**29**	31	30	31	30	29	30	28
Publication paper	33	35	33	30	28	28	29	31
Pulp, timber and solid wood products	24	24	27	31	31	31	31	25

OPERATING MARGINS, excluding goodwill amortization

	2001				2000			
Percent	**IV**	III	II	I	IV	III	II	I
Hygiene Products	**12**	11	11	10	10	9	8	9
Consumer products	13	11	9	9	9	8	6	7
AFH and Incontinence products	10	11	12	11	12	12	12	12
Packaging	**11**	11	11	13	13	13	11	12
Forest Products	**21**	22	22	22	22	21	22	20
Publication paper	23	25	24	20	19	18	19	20
Pulp, timber and solid wood products	19	18	19	25	26	26	25	19

Group data

MARGINS

Excluding non-recurring items
1 January – 31 December

Percent	2001	2000
Operating surplus margin	**18.7**	18.5
Operating margin, excl. goodwill amortization	**12.7**	13.7
Operating margin	**11.5**	12.7
Financial net margin	**-1.7**	-1.8
Profit margin	**9.8**	10.9
Tax and minority	**-3.0**	-3,6
Net margin	**6.8**	7.3

MARGINS – quarterly data

Excluding non-recurring items

	2001				2000			
Percent	**IV**	III	II	I	IV	III	II	I
Operating surplus margin	**18.9**	18.8	18.3	18.7	19.7	18.6	17.8	17.9
Operating margin, excl. goodwill amortization	**12.7**	12.7	12.5	13.1	14.0	13.8	13.9	13.3
Operating margin	**11.4**	11.5	11.3	12.0	13.0	12.7	12.8	12.2
Financial net margin	**-1.6**	-1.9	-2.0	-1.4	-1.6	-1.9	-1.9	-1.8
Profit margin	**9.8**	9.6	9.3	10.6	11.4	10.8	10.9	10.4
Tax and minority	**-3.0**	-2.8	-2.8	-3.5	-3.7	-3.4	-3.7	-3.5
Net margin	**6.8**	6.8	6.5	7.1	7.7	7.4	7.2	6.9

FIVE-YEAR SUMMARY

Full year	2001	2000[1]	1999[1]	1998[1]	1997[1]
Earnings after financial items, SEK M	**8,090**	9,327	5,521	5,169	4,457
Earnings per share after tax, SEK	**24.05**	30.64	16.73	16.03	13.11
Earnings per share after tax, excluding goodwill amortization, SEK	**28.40**	33.76	19.52	17.96	14.87
Debt/equity ratio, times	**0.51**	0.39	0.69	0.83	0.85
Return on capital employed, %	**14**	18	12	14	12
Return on shareholders' equity, %	**13**	20	12	13	12

[1] *Adjusted historically to reflect new issues.*

Press conference

SCA's Year-end report for the period 1 January-31 December 2001 will be published on January 30, 2002. The press release will be sent out around 11:00 CET. A press conference will be held in Stockholm, where Sverker Martin-Löf, President and CEO, will present the results.

Time: 13:00 CET
Venue: Salén Konferenser, Olympia, Norrlandsgatan 15, Stockholm

Telefone conference

The telephone conference will be held on January 30, 2002, at 15:00 CET, where Sverker Martin-Löf will comment on the results. To participate, please call Genesys Conferencing at the number below at least 5 minutes prior to the conference call.

Dial-in number UK **+44 (0) 208 781 0563** **quote: SCA**
Dial-in number US **+1 303 267 1000 quote: SCA**

The interim report and the slide presentation will be available at **www.sca.com**/Investors. The telephone conference will be broadcasted live over the Internet (listen-only). Requirements: Windows Media Player or Real Player. Later the same day an on-demand version of the telephone conference will be available on our web site.

For further information, please contact:

Sverker Martin-Löf, President and CEO, +46 70 574 88 08
Peter Nyquist, Vice President, Communications and Investor Relations, +46 70 575 29 06